Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY CRICUT, INC.: CRCT-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*****].”

March 5, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Jan Woo
Laura Veator
Stephen Krikorian

Re:	Cricut, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted February 1, 2021
CIK No. 0001828962

Ladies and Gentlemen:

On behalf of our client, Cricut, Inc. (“Cricut” or the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-253134), confidentially submitted to the Commission on November 10, 2020, as revised on December 18, 2020, February 1, 2021 and publicly filed on February 16, 2021 and amended on March 4, 2021 (the “Registration Statement”). This letter supplements the Company’s response to comment number 2 received from the Staff by letter dated February 12, 2021.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on

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Cricut, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 5, 2021

Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Corporate Reorganization

As described on pages 14 and 71 of the Registration Statement, the Company is a wholly owned subsidiary of Cricut Holdings, LLC (“Holdings”). As further described on pages 14 and 71 in the Registration Statement, immediately prior to the consummation of this offering, Holdings will liquidate in accordance with the terms and conditions of Holdings existing limited liability company agreement (the “Holdings Liquidation”). The holders of existing membership units in Holdings will receive, as a result of the Holdings Liquidation, 100% of the capital stock of the Company. The exact allocation of the shares among the classes of Holdings membership units will be based upon the liquidation value of Holdings, assuming it was liquidated at the time of this offering with a value implied by the initial public offering price of the shares of common stock to be sold in the offering.

As the Holdings Liquidation has not yet occurred, all outstanding equity awards are issued by Holdings, and the value of these awards has been calculated based on the fair value of Holdings’ common units (“Common Units”). Holdings’ only asset is its capital stock of the Company; therefore, changes in the fair value of Common Units relate directly to changes in the fair value of the Company’s capital stock.

Preliminary Price Range

The Company supplementally advises the Staff that on March 3, 2021, representatives of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, the lead underwriters (the “Lead Underwriters”) for the IPO, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range (the “Preliminary Price Range”) which implies a value of $[*****] to $[*****] per Common Unit (the “Preliminary Value Range”), resulting in a midpoint of the Preliminary Price Range of $[*****] per Common Unit (the “Midpoint Value”).

The Company further advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before filing of the preliminary prospectus for the commencement of the roadshow for the IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

Cricut, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 5, 2021

Equity Award Issuances by the Company since September 1, 2020

To facilitate the Staff’s review, the following table sets forth the aggregate number of incentive units and options to purchase zero strike price incentive units that were granted as equity awards from September 1, 2020 through the date of this letter as well as the weighted average grant date fair value per Common Unit used to value the award:

Award Type	Grant Date	Number of awards granted	Fair value of Common Unit on the date of grant	Fair value of Common Unit for financial reporting purposes
Incentive units	23-Nov-2020	1,146,500	$ 4.52	$ 6.21
Options	23-Nov-2020	1,092,000	$ 4.52	$ 6.21
Incentive units	02-Dec-2020	505,000	$ 4.52	$ 6.49
Options	02-Dec-2020	16,000	$ 4.52	$ 6.49
Options	11-Dec-2020	60,000	$ 4.52	$ 6.77
Incentive units	16-Dec-2020	775,000	$ 4.52	$ 6.93
Options	16-Dec-2020	4,000	$ 4.52	$ 6.93
Incentive units	22-Feb-2021	1,210,223	$ 7.40	(1)
Options	22-Feb-2021	27,027	$ 7.40	(1)
Incentive units	24-Feb-2021	20,000	$ 7.40	(1)
Incentive units	26-Feb-2021	200,000	$ 7.40	(1)
Incentive units	01-Mar-2021	85,000	$ 7.40	(1)

(1) The fair value of these grants for purposes of determining stock-based compensation expense under ASC 718 has not yet been determined as of the date of this letter and is subject to adjustment based on various factors, including the timing and final terms of the IPO.

As described in the section titled “Common Unit Valuations” on pages 114 through 115 of the Registration Statement, the fair value of Common Units has historically been determined by Cricut Holdings’ board of directors (the “Board”). Given the absence of a public trading market for Common Units, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Board exercised reasonable judgment and numerous objective and subjective factors to determine the best estimate of the fair value of Common Units, including contemporaneous third-party valuations of Common Units (each, a “Valuation Report,” and collectively, the “Valuation Reports”).

For financial reporting purposes, the Company retrospectively assessed the fair value used for computing stock-based compensation expense for equity grants after considering the fair value reflected on the relevant Valuation Report and other facts and circumstances on the date of grant, and used linear interpolation to determine the estimated fair value, when considered appropriate. For awards granted in the fourth quarter of 2020, the Company determined the fair value per share as of each grant date by linearly interpolating on a daily basis the increase between the fair value per share of Common Units from September 30, 2020 to December 31, 2020, as set forth in the Valuation Reports that calculated the fair

Cricut, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 5, 2021

value per Common Unit shortly prior to and shortly after the date of grant. The September 30, 2020 Valuation Report determined that the fair value of Common Units was $4.52 per unit. The December 31, 2020 Valuation Report determined that the fair value of Common Units was $7.40 per unit.

The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of Common Units because the increase in value was driven primarily by better than anticipated financial performance and an increased likelihood of achieving an initial public offering. The Company did not identify any single event that occurred from September 30, 2020 through the date of the grants that would have caused a material change in fair value.

Summary of Valuation Reports

The September 30, 2020 Valuation Report and the December 31, 2020 Valuation Report employed a scenario analysis using the Probability-Weighted Expected Return Method (“PWERM”), whereby such reports considered multiple potential future scenarios for the Company:

•	IPO (two to three exit scenarios modeled), or

•	Remain private (one scenario modeled).

The results of the September 30, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Scenario Probability	Discount for Lack of Marketability	Probability-weighted Present Value per Common Share
PWERM Analysis
IPO on March 31, 2021	10%	9%	$0.57
IPO on June 30, 2021	30%	10%	$1.63
IPO on September 30, 2021	20%	12%	$1.02
Remain private	40%		$1.30
			$4.52
September 30, 2020 Valuation Fair Value			$4.52

Additionally, the results of the December 31, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

Cricut, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 5, 2021

	Scenario Probability	Discount for Lack of Marketability	Probability-weighted Present Value per Common Share
PWERM Analysis
IPO on March 31, 2021	60%	6%	$4.81
IPO on December 31, 2021	35%	12%	$2.35
Remain private	5%		$0.24
			$7.40
December 31, 2020 Valuation Fair Value			$7.40

Analysis of Differences Between Stock-Based Compensation Expense for 2021 Grants and Midpoint Value

As noted above, the Preliminary Price Range implies a value of between $[*****] to $[*****] per Common Unit. The Preliminary Price Range was determined based, in part, on discussions among the management of Holdings, the Pricing Committee of the Board, and the Lead Underwriters. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies that differ from that used by the Board and the Valuation Reports in determining fair value for grants made to date in 2021. The valuation methodologies considered in deriving the Preliminary Price Range included the valuations of publicly-traded companies across a range of metrics, with a primary focus on revenue and earnings before interest, taxes, depreciation and amortization.

The Company believes the principal factors that contributed to the $[*****] per share difference between $[*****], the Midpoint Value, and $7.40, the per share fair value of Common units on the grant date were as follows:

•

Company Performance. The Board made its determination of the fair value of the Common Units as of September 30, 2020 and December 31, 2020 based on the information available as of such dates, including the interest rate environment, global economic trends, and the impact of the COVID-19 pandemic. The Company’s revenue and earnings forecasts have consistently been exceeded and revised upward with each Valuation Report subsequent to September 30, 2020. As additional information has become available, the forecasts for the Company’s revenue continued to be adjusted upwards in light of evolving information.

•

Comparable Companies. The Preliminary Price Range took into account the recent performance and valuations of similar public companies that the Lead Underwriters expect will be viewed by investors as comparable to the Company (the “Comparable Companies”). On average, the share prices of Comparable Companies have increased by 45.3% from September 30, 2020. Of note, the NASDAQ Composite reached an all-time high on February 12, 2021.

Cricut, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 5, 2021

•

IPO Uncertainty. Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the September 30, 2020 and December 31, 2020 Valuation Reports weighted the probability of a successful IPO within one year of the measurement date at a substantially lower probability. Given the uncertainty in the capital markets as a result of the COVID-19 pandemic, the November 2020 U.S. presidential elections, corporate earnings, Federal Reserve rate pronouncements, and global trade debates the probability of consummating a successful IPO was far from certain during these prior periods.

•

Robust Public Equity Market Valuations. The Preliminary Price Range took into account the strong recent performance of successful initial public offerings of larger scale technology and consumer companies, as outlined below:

o

Since September 1, 2020 and December 31, 2020, a number of technology and consumer companies have either completed or made public filings for their initial public offerings, suggesting a favorable market for companies that are similar to the Company in executing and completing initial public offerings.

o

Based on the Company’s recent financial performance and current market sentiment, the Company expects that there will be positive investor interest in the IPO. The capital markets continue to reward high-growth technology and consumer companies in expanding addressable markets with exposure to favorable industry trends. Of note, since November 30, 2020, a number of large-scale, high-growth technology companies have completed initial public offerings and have realized over 100% increases in per share valuations relative to their respective initial filing ranges.

Based on these considerations, the Company intends to determine the fair value of common units used to record stock-based compensation expense for awards granted during 2021 by linearly interpolating the increase between the fair value per share of Common Units, as determined by the Board considering the most recently completed Valuation Report (which provided that the Company’s fair value per share as of December 31, 2020 was $7.40), and the Midpoint Value or the IPO price if known prior to finalizing the accounting for these awards.

Future Pre-IPO Grants

The Company further advises the Staff that, prior to the Company’s IPO, the Board anticipates approving grants of incentive units to various employees. The fair value for these grants will be determined by linearly interpolating the increase between the fair value per share of Common Units, as determined by the Board considering the most recently completed Valuation Report (which provided that the Company’s fair value per share as of December 31, 2020 was $7.40), and the Midpoint Value or the IPO price if known prior to finalizing the accounting for these awards.

*****

Cricut, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 5, 2021

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Ashish Arora, Cricut, Inc.
Martin F. Petersen, Cricut, Inc.
Donald B. Olsen, Cricut, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Richard C. Blake, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey A. Chapman, Gibson, Dunn & Crutcher LLP
Stewart L. McDowell, Gibson, Dunn & Crutcher LLP

Cricut, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.